FRUCI & ASSOCIATES II

A Professional Limited Liability Company

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Form S-1, Amendment 2 (commission file number 333-249361) of our audit report dated June 18, 2018 (except as to the 4 to 1 forward stock split disclosed under "Common Stock" in Note 4 to the consolidated financial statements, of which the date is April 2, 2020), with respect to the consolidated balance sheet of Vivic Corp. as of April 30, 2018, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders' equity, and cash flows for the year then ended. Our report relating to those financial statements includes an emphasis of matter paragraph regarding an uncertainty about Vivic Corp.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, Washington
February 16, 2021